[Letterhead of Weil, Gotshal & Manges LLP]

November 8, 2007

Ms. Jeanne Baker

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EnergySolutions, Inc.

Registration Statement on Form S-1 (No. 333-141645)

Dear Ms. Baker:

Thank you for your letter, dated October 30, 2007, setting forth the comments of the Securities and Exchange Commission on Amendment No. 4 to the Registration Statement on Form S-1 (No. 333-141645) of EnergySolutions, Inc. Attached is a memorandum from EnergySolutions responding to those comments.

Please do not hesitate to call me at (212) 310-8316 with any questions or comments.

Very truly yours,

/s/ Boris Dolgonos
Boris Dolgonos

cc:	Val John Christensen

(EnergySolutions, Inc.)

Kris F. Heinzelman

(Cravath, Swaine & Moore LLP)

MEMORANDUM

November 8, 2007

Re:	EnergySolutions, Inc.

Registration Statement on Form S-1 (No. 333-141645)

This memorandum sets forth the responses of EnergySolutions, Inc. to the comments of the Securities and Exchange Commission contained in a letter, dated October 22, 2007, relating to Amendment No. 4 to EnergySolutions’ Registration Statement on Form S-1.

1.	We have reviewed the goodwill impairment analysis you performed as of June 30, 2007. Please submit this analysis via EDGAR. You have indicated that the carrying value of the International reporting unit is $15.2 million, however Note 7 – Segment Reporting and Business Concentrations to your financial statements for the six months ended June 30, 2007 indicates that the International reporting unit has $366 million of assets. Please reconcile for us this apparent discrepancy.

We supplementally provided the Staff the goodwill impairment analysis we performed as of June 30, 2007. We have requested confidential treatment of this information.

In response to the Staff’s comments to a separate letter dated October 30, 2007, we updated our goodwill impairment analysis originally completed as of March 31, 2007 to include the new carrying values of intangible assets related to the Envirocare and Duratek acquisitions. We also updated the fair values of the reporting units as of June 30, 2007; however, the carrying value of the International reporting unit was not updated to include the RSMC acquisition that occurred on June 26, 2007. Thus, the carrying value of the International reporting unit remained at $15.2 million representing the net assets of Safeguard as of March 31, 2007.

After updating the analysis to include the carrying value of the net assets of RSMC, the carrying value of the International reporting unit as of June 30, 2007 is $207.1 million compared to the fair value of the International reporting unit of $342.1 million. The carrying value of the International reporting unit of $207.1 consists of net assets acquired in the RSMC acquisition of $184.8 million, net assets added during June 2007 of $7.1 million and net assets of Safeguard of $15.2 million. The $366 million in total assets the Staff references does not consider the liabilities assumed as part of the RSMC acquisition.

2.	We have the following additional comments with respect to the allocation of Duratek’s goodwill to reporting units at the time of Duratek’s acquisition.

•

At the acquisition date of Duratek, please confirm whether the reporting units that you currently have were in existence at that date? If not, please identify the prior reporting units for SFAS 142 purposes.

We confirm that the reporting units we currently have were in existence at the acquisition date of Duratek.

•	Please clarify the basis for allocation of the Duratek goodwill to the reporting units (e.g. , revenues, assets)?

We allocated the Duratek goodwill to the reporting units on the basis of revenues.

•

As a proxy for determining the projections without the Duratek cash flows included in the various reporting unit projections at the acquisition date of Duratek, is the percentage of total Duratek goodwill an indication of total Duratek cash flows (in each year) allocated to a particular reporting unit?

The total Duratek cash flows at the date of acquisition generally had a similar relationship to the reporting units as revenues. However, it is difficult to draw an analogy between Duratek prior to our acquisition and our current reporting units for the following reasons: (1) typically, each segment generates a different profit margin; (2) there are cash flows from other acquisitions that are included in each reporting unit; and (3) there are increased cash flows from new projects that have been added and decreased cash flows from old projects that have concluded.

2